Exhibit 99.82

Supply Chain Expansion and Economic Diversification is Expanding
in the Supía and Marmato Townships of Colombia Thanks to a
Program Implemented by Collective Mining and SENA

Toronto, Ontario, February 20, 2024 - Collective Mining Ltd. (TSX: CNL, OTCQX: CNLMF, FSE: GG1) (“Collective” or the “Company”) is proud to announce positive results from a program developed through a strategic alliance with SENA, the Colombian Government’s National Learning Service. The program, which was launched in 2023, was designed to strengthen the capacity of rural women from the towns of Marmato and Supía in the department of Caldas, Colombia by providing educational training programs in a variety of professions such as community tourism and textile apparel design and management. To date, more than 280 women have graduated from the various courses offered as part of the program and have joined the local labor force resulting in a positive impact on economic diversity and capacity in the region.

Óscar Andrés Maldonado, Director of SENA in Caldas points out the importance of the program by stating “In 2024, we hope to continue with the training and improvement of human talent in the region and that these programs can continue to contribute to better opportunities in the labor market. This agreement with Collective Mining contributes to the growth and development of the regional economy.”

Omar Ossma, Chief Executive Officer of Collective added “Increased local employment through expansion of existing supply chains and newly created businesses is a key pillar of Collective Mining’s development goals for the region. Additionally, working in alliance with SENA on this initiative is proving to be a winning combination with the graduating students from Supía and Marmato being the main benefactors. As our Guayabales project advances, so too will our efforts to leave a positive lasting mark on the communities in which we operate.”

Figure 1: Graduation Event Held in the Rural Area of Marmato, Caldas, as Part of the Strategic Alliance Program Offered by Collective Mining and SENA

About Collective Mining Ltd.

To see our latest corporate presentation and related information, please visit www.collectivemining.com

Founded by the team that developed and sold Continental Gold Inc. to Zijin Mining for approximately $2 billion in enterprise value, Collective Mining is a copper, silver, gold and tungsten exploration company with projects in Caldas, Colombia. The Company has options to acquire 100% interests in two projects located directly within an established mining camp with ten fully permitted and operating mines.

The Company’s flagship project, Guayabales, is anchored by the Apollo system, which hosts the large-scale, bulk-tonnage and high-grade copper-silver-gold-tungsten Apollo porphyry system. The Company’s near-term objective is to drill the shallow portions of the Apollo system, continue to expand the overall dimensions of the system, which remains open in most directions and test newly generated grassroots targets.

Management, insiders and close family and friends own nearly 45% of the outstanding shares of the Company and as a result, are fully aligned with shareholders. The Company is listed on the TSX under the trading symbol “CNL”, on the OTCQX under the trading symbol “CNLMF” and on the FSE under the trading symbol “GG1”.

Information Contact:

Follow Executive Chairman Ari Sussman (@Ariski73) on X

Follow Collective Mining (@CollectiveMini1) on X, (Collective Mining) on LinkedIn, and (@collectivemining) on Instagram

Investors and Media

Paul Begin, Chief Financial Officer

p.begin@collectivemining.com

+1 (416) 451-2727

FORWARD-LOOKING STATEMENTS

This news release contains “forward-looking information” within the meaning of the applicable Canadian securities legislation. All statements, other than statements of historical fact, are forward-looking information and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussion with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often, but not always using phrases such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be forward-looking information. In this news release, forward-looking information relate, among other things, to: anticipated advancement of mineral properties or programs; future operations; future recovery metal recovery rates; future growth potential of Collective; and future development plans.

These forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business. Management believes that these assumptions are reasonable. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include, among others: risks related to the speculative nature of the Company’s business; the Company’s formative stage of development; the Company’s financial position; possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; conclusions of future economic evaluations; fluctuations in general macroeconomic conditions; fluctuations in securities markets; fluctuations in spot and forward prices of gold, precious and base metals or certain other commodities; fluctuations in currency markets; change in national and local government, legislation, taxation, controls regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formation pressures, cave-ins and flooding); inability to obtain adequate insurance to cover risks and hazards; the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities and indigenous populations; availability of increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); and title to properties, as well as those risk factors discussed or referred to in the annual information form of the Company dated April 7, 2022. Forward-looking information contained herein are made as of the date of this news release and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results, except as may be required by applicable securities laws. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements and there may be other factors that cause results not to be anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking information.

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